Exhibit 99.1

/C O R R E C T I O N -- Nano Labs Ltd/

In the news release, Nano Labs Announces Results of Extraordinary General Meeting of Shareholders, issued Jan-25-2024 by Nano Labs Ltd over PR Newswire, we are advised by the company that the final paragraph should be “The Share Consolidation will be effective from 5 P.M. on January 31, 2024, Eastern time.” This was inadvertently omitted in the original distribution. The complete, corrected release follows:

Nano Labs Announces Results of Extraordinary General Meeting of Shareholders

HANGZHOU, China, Jan 30, 2024 /PRNewswire/ – Nano Labs Ltd (Nasdaq: NA) (“we,” “the Company,” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, announced today the results of the Company’s Extraordinary General Meeting (“EGM”) held on 10 A.M. on January 25, 2024, Beijing time (9 P.M. on January 24, 2024, U.S. Eastern time). The proposals submitted for shareholder approval at the EGM have been approved. Specifically, the shareholders have passed resolutions:

(1) to effect a share consolidation of two shares with a par value of US$0.0001 each in the Company’s issued and unissued share capital be and are hereby consolidated into one share with a par value of US$0.0002 (the “Share Consolidation”), so that the authorized share capital of the Company is US$50,000 divided into 250,000,000 ordinary shares of par value of US$0.0002 each, comprising (i) 121,410,923 Class A ordinary shares of par value of US$0.0002 each, (ii) 28,589,078 Class B ordinary shares of par value of US$0.0002 each and (iii) 99,999,999 shares of a par value of US$0.0002 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with the Company’s New M&A (as defined below).

(2) to amend the Company’s memorandum and articles of association currently in effect to reflect the Share Consolidation (after the amendment, the “New M&A”).

The Share Consolidation will be effective from 5 P.M. on January 31, 2024, Eastern time.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market with a maximum bandwidth of approximately 2.27 Tbps, as well as one of the first movers of the ASIC-based Grin mining market *. For more information, please visit the Company’s website at: https://ir.nano.cn/.

*According to an industry report prepared by Frost & Sullivan.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: +1-646-932-7242

Email: investors@ascent-ir.com